# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Form Type** | **40-17G** |
| **Filer** | **Investment Managers Series Trust** |
|   **CIK** | **0001318342** |
|   **CCC** | **xxxxxxxx** |
|   **Ticker Symbol** | |
|   **Selected Exchanges** | |
|     **Exchange** | **NONE** |
| **Confirming Copy** | **No** |
| **Co-Registrants** | |
| **Submission Contact** | **Frank Watson** |
| **Contact Phone Number** | **919-706-4090** |

# Documents

| | |
|---|---|
| **COVER** | **fp0013601_cover.htm** |

**INVESTMENT MANAGERS SERIES TRUST**
**235 West Galena Street**
**Milwaukee, Wisconsin  53212**

March 10, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:    **Investment Managers Series Trust (the ("Registrant")**
       **File No. 333-122901**
       **Rule 17(g)(1) Filing**

Pursuant to Rule 17(g)(1) of the Investment Company Act of 1940, as amended, the Registrant is filing the following:

1      A copy of the Joint Fidelity Bond.

2      A copy of the resolutions approved by a majority of the Board of Trustees who are not "interested persons".

3      A copy of the Agreement Among Jointly Insured Parties.

In addition, the Registrant provides the following statements:

4      The Trust would have maintained a fidelity bond of $2,500,000 had it not been named as an insured under a joint insured bond.

5      The Joint Fidelity Bond covers the period December 31, 2014 to December 31, 2015.  Investment Managers Series Trust paid $15,216.31 of the $15,352.50 premium for $4,000,000 of Joint Fidelity Bond coverage.

If you have any questions, please call Joy Ausili at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360